Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of the subsidiaries (collectively, the “AI OKTO Subsidiaries” or the “Company”) comprising the liquefied petroleum gases (“LPG”) carrier segment of Toro Corp. (“Toro”, or the “Parent”) for the six-month periods ended June 30, 2025, and June 30, 2026. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include AI OKTO Subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed combined carve-out financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed combined carve-out financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Registration Statement on Form 20-F (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 9, 2026. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see the Registration Statement. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the Registration Statement.

Business Overview and Fleet Information

We are an independent, growth-oriented shipping company that was incorporated under the laws of the Republic of the Marshall Islands in October 2025 by Robin Energy Ltd. (“Robin”). On July 9, 2026, AI OKTO CORP. (“AI OKTO”) was acquired by Toro from Robin, to serve as the holding company of Toro’s former LPG owning subsidiaries in connection with the spin-off of Toro’s LPG carrier business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on October 8, 2026, and we began to trade as an independent publicly listed company on October 9, 2026. For further information regarding the Spin-Off, refer to the Registration Statement.

We currently own, charter and operate two oceangoing LPG carrier vessels and provide worldwide seaborne transportation services for LPG-related products.

As of October 15, 2026, we operate two 5,000 cubic meters LPG carrier vessels (our “Fleet”), which transport LPG, with an aggregate cargo carrying capacity of 0.01 million deadweight ton (“dwt”) (10,000 cbm) and an average age of 11.3 years.

Our Fleet is currently contracted to operate on time charters. Our commercial strategy primarily focuses on deploying our Fleet under time charters according to our assessment of market conditions. We adjust the employment mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charter and to profit from attractive spot charter rates in the trip charter market.

Our vessels are commercially and technically managed by Castor Ships S.A. (“Castor Ships”), which subcontracts the technical management of our Fleet, under a master management agreement entered into between AI OKTO, AI OKTO Subsidiaries and Castor Ships, with effect as of the date of the distribution (the “Master Management Agreement”), October 8, 2026.

The following table summarizes key information about our Fleet as of October 15, 2026:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Dream Arrax	4,753	2015	Japan	Time Charter Period(1)	$371,500 per month	November 2026	December 2026
LPG Dream Vermax	5,155	2015	Japan	Time Charter Period(2)	$362,000 per month	March 2027	April 2027

(1)
On May 21, 2026, the vessel was fixed under a new time charter period contract of six months (plus or minus fifteen days at the charterer’s option), at $371,500 per month, plus six months at the charterer’s option (plus or minus fifteen days at the charterer’s option). The rate for the optional period will be mutually agreed between us and the charterer.
(2)
On January 23, 2026, we and the charterer mutually agreed that from March 22, 2026 until March 22, 2027 (plus or minus twenty days at the charterer’s option), the rate is $362,000 per month, plus twelve months at the charterer’s option, which was not exercised.

Recent Developments

Please refer to Note 12 to our unaudited interim condensed combined carve-out financial statements for developments that took place after June 30, 2026.

Operating Results

Principal factors impacting our business, results of operations, and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted our business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•
The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industry in which we operate;

•
The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of a growth business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy;

•
The global economic growth outlook and trends;

•
Economic, regulatory, political, and governmental conditions that affect shipping and the LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, the Persian Gulf, and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

•
The size and composition of our Fleet and changes to its size and composition resulting from our vessel acquisitions and disposals;

•
The employment and operation of our Fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our Fleet among time and voyage charters, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, and general and administrative elements involved in the conduct of our business and ownership of our Fleet, including the effective and efficient management of our Fleet by our manager and its sub-managers, and their suppliers;

•
The number of charterers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•
The vetting approvals by oil majors and the Chemical Distribution Institute (“CDI”) for the vessels managed by our manager and/or sub-managers;

•
Dry-docking and special survey costs and durations, both expected and unexpected;

•
Our borrowing levels and the finance costs related to any future outstanding debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•
Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•
Major outbreaks of diseases and governmental responses thereto; and

•
The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in the Registration Statement.

Employment and operation of our Fleet

A significant factor that impacts our profitability is the employment and operation, in addition to the size and composition of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the LPG shipping industry, our commercial strategy including the decisions regarding the employment mix of our Fleet among time and voyage charters, as well as our manager’s ability to leverage our relationships with existing or potential customers. As a recent entrant to the LPG carrier business, our customer base is currently concentrated in two charterers. In the six months period ended June 30, 2026, 100% of our revenues were earned on time charter agreements. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our Fleet mainly requires the regular maintenance and repair of our vessels, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of our vessels, training onboard and onshore personnel with respect to the vessels’ security and security response plans (“ISPS”), obtaining ISM certifications, compliance with environmental regulations and standards, performing the necessary audit of vessels within the year after taking over a vessel, and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of the financial, general, and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administering our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets, and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from time and voyage charters. Total vessel revenues are affected by the number of vessels in our Fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels; the amount of time that our vessels spend in dry-dock undergoing repairs; maintenance and upgrade work; the age, condition, and specifications of our vessels; and levels of supply and demand in the seaborne transportation market.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses and port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days (as defined below) for the relevant period.

Management fees. Management fees include fees paid to related party providing certain ship management services to our vessels pursuant to ship management agreements with Castor Ships.

Off-hire. Off-hire is the period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys, or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our Fleet for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as unscheduled repairs and other unforeseen events.

Time Charter Equivalent (“TCE”) revenues. See Appendix A for a description of the TCE revenues.

Daily TCE Rate. See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Combined Results of Operations

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change - amount
Total vessel revenues	$7,528,174	$4,205,437	(3,322,737)
Expenses:
Voyage expenses (including commissions to related party)	(360,353)	(210,289)	150,064
Vessel operating expenses	(3,851,595)	(1,873,745)	1,977,850
Management fees to related party	(775,404)	(398,200)	377,204
Depreciation and amortization	(1,891,522)	(1,149,865)	741,657
General and administrative expenses (including costs from related party)	(846,840)	(595,796)	251,044
Operating loss	$(197,540)	$(22,458)	$175,082
Interest and finance costs, net(1)	279,070	211,560	(67,510)
Foreign exchange losses	(10,796)	(1,304)	9,492
Net income	$70,734	$187,798	$117,064

(1)
Includes interest and finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues for our Fleet amounted to $4.2 million in the six months ended June 30, 2026, as compared to $7.5 million in the same period in 2025. This decrease of $3.3 million is mainly due to the decrease in the Available Days of our Fleet to 362 days in the six months period ended June 30, 2026, from 678 days in the corresponding period in 2025, as the result of the sale of the (i) LPG Dream Syrax on September 3, 2025, and (ii) LPG Dream Terrax on September 25, 2025. During the six months ended June 30, 2026, our Fleet earned on average a Daily TCE Rate of $11,036, compared to an average Daily TCE Rate of $10,572 earned during the same period in 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the six months ended June 30, 2025 and 2026 respectively, our LPG carriers were engaged in time charters.

Voyage Expenses

Voyage expenses for our Fleet amounted to $0.2 million and $0.4 million, respectively, in the six months ended June 30, 2026 and the same period of 2025. This decrease of $0.2 million is mainly associated with the decrease in Available Days in the six months ended June 30, 2026, as compared to the same period in 2025.

Vessel Operating Expenses

The decrease in vessel operating expenses by $2.0 million for our Fleet, to $1.9 million in the six months ended June 30, 2026, from $3.9 million in 2025, mainly reflects the decrease in the Ownership Days of our Fleet to 362 days in the six months ended June 30, 2026, from 724 days in the same period in 2025.

Management Fees

Management fees for our Fleet decreased to $0.4 million in the six months ended June 30, 2026, from $0.8 million in the same period in 2025, mainly due to a decrease in the Ownership Days of our Fleet, partially offset by the increase in management fees due to the inflation-based adjustments from $1,071 per vessel per day to $1,100 per vessel per day effective July 1, 2025 in accordance with the terms of the Parent’s master management agreement entered into by and between the Parent, AI OKTO Subsidiaries and Castor Ships (as restated, amended, or supplemented from time to time).

Depreciation and Amortization

Depreciation expenses for our Fleet decreased to $0.9 million in the six months ended June 30, 2026, from $1.8 million in the same period in 2025, as a result of the decrease in the Ownership Days of our Fleet. The $0.16 million increase in dry-dock amortization charges for our Fleet, to $0.2 million in the six months ended June 30, 2026, from $0.04 million in 2025, mainly reflects the increase in dry-dock amortization days to 362 days in the six months ended June 30, 2026, from 198 dry-dock amortization days in the six months ended June 30, 2025.

General and Administrative Expenses

General and administrative expenses decreased to $0.6 million in the six months ended June 30, 2026, from $0.8 million in the same period in 2025, and reflect expense allocations made to the Company by the Parent. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, stock compensation cost, audit, legal and consultancy fees. The decrease occurred mainly due to the lower share of the Parent’s expenses allocated to the Company following the sale of the LPG Dream Syrax and LPG Dream Terrax in September 2025, partially offset by the increase in the Parent’s general and administrative expenses. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included in the Registration Statement.

Interest and finance costs, net

Interest and finance costs, net, amounted to net interest income of $0.2 million in the six months ended June 30, 2026, whereas in the same period of 2025, interest and finance costs, net amounted to net interest income of $0.3 million. This variation is mainly due to the increase in interest expense in relation to our revolving credit facility in the six months ended June 30, 2026, as compared with the same period of 2025, for which the Company had no outstanding loan agreement, partially offset by the increase in interest income we earned from time and cash deposits held in custody accounts maintained by the treasury manager of the Parent.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, to the extent available and permitted, and borrowings from debt transactions. Our current liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

On March 30, 2026, two of AI OKTO Subsidiaries, Starfire Shipping Co. and Nightwing Shipping Co., and two of the Parent’s subsidiaries entered into an up to $60.0 million senior secured revolving credit facility with a European financial institution (the “Facility”). The Facility was partially drawn down for $15.0 million, of which $4.9 million related to the AI OKTO Subsidiaries, on April 2, 2026 which was fully repaid on June 30, 2026. Accordingly, no amounts were outstanding under the Facility as of June 30, 2026.

On September 9, 2026, Starfire Shipping Co., and Nightwing Shipping Co. entered into a deed of release in respect of the Facility, pursuant to which they were released from their obligations under the Facility and all security interests over the LPG Dream Arrax and LPG Dream Vermax were released. Following the release, we have no access to the Facility and no outstanding indebtedness. Accordingly, the unamortized deferred finance fees of approximately $0.2 million relating to the Facility will be written off in the three months ending September 30, 2026.

For the six months ended June 30, 2026, our principal sources of funds were cash from operations and $4.9 million drawn under the Facility on April 2, 2026, which was fully repaid on June 30, 2026.

As of June 30, 2026, and December 31, 2025, we had cash and cash equivalents and restricted cash of $0.5 million and $622, respectively. Cash and cash equivalents and restricted cash are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of June 30, 2026 and December 31, 2025, we had a working capital surplus of $18.3 million and $16.8 million, respectively.

Subsequent to June 30, 2026, in connection with the Spin-Off, Toro contributed $45.0 million in cash to us. Furthermore, of approximately $18.7 million due from the Parent as of the Distribution Date (as further described below), $17.9 million was received on October 8, 2026, with the remaining balance expected to be received by the end of the fourth quarter of 2026. As of October 15, 2026, we had cash and cash equivalents of $62.9 million and no outstanding indebtedness.

We believe that our current sources of funds and those that we anticipate to internally generate over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our business, the reimbursement to Toro of expenses related to the Spin-Off and meeting our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new debt financing, if required.

As noted above, we expect future equity offerings, and possibly other issuances of our common shares, preferred shares or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our Fleet growth plan.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2026 and the six months ended June 30, 2025:

	For the six months ended	For the six months ended
	June 30, 2025	June 30, 2026
Net cash provided by operating activities	$2,301,846	$981,393
Net cash used in investing activities	(3,148,691)	(1,062,311)
Net cash provided by financing activities	846,840	628,152
Net (decrease)/increase in cash, cash equivalents and restricted cash	(5)	547,234

Operating Activities: Net cash provided by operating activities amounted to $1.0 million for the six months ended June 30, 2026, consisting of net income of $0.2 million, non-cash adjustments related to depreciation and amortization of $1.1 million, a payment of dry-dock costs of $0.2 million, and a net increase of $0.1 million in working capital which mainly derived from a decrease in deferred revenue of $0.3 million. Net cash provided by operating activities amounted to $2.3 million for the six-months ended June 30, 2025, consisting of net income of $0.1 million, non-cash adjustments related to depreciation and amortization of $1.9 million, straight line amortization of hire being a deduction of $0.1 million, a payment of dry-dock costs of $1.0 million and a net decrease of $1.4 million in working capital, which mainly derived from a decrease in “Due from related parties” of $1.3 million, comprising mainly higher operating expense payments from the related party manager during the six months ended June 30, 2025. The $1.3 million decrease in net cash from operating activities in the six months ended June 30, 2026, as compared with the six months ended June 30, 2025, mainly reflects the decrease in Due from related parties of $1.1 million due to lower operating expense payments from the related party manager during the six months ended June 30, 2026, as compared with the same period in 2025, as a result of the sale of LPG Dream Syrax and LPG Dream Terrax in September 2025.

Investing Activities: Net cash used in investing activities in the six months ended June 30, 2026 and in the six months ended June 30, 2025 amounted to $1.1 million and $3.1 million respectively, relating to net funds transferred to the treasury manager of the Parent.

Financing Activities: Net cash provided by financing activities during the six months ended June 30, 2026 amounted to $0.6 million and relates to a net increase in net parent investment of $852,877, mainly due to the general and administrative expenses allocation, offset by the payment of deferred financing fees of $224,725 in relation to our Facility. During the period we also drew down $4.9 million under the Facility on April 2, 2026, which was fully repaid on June 30, 2026. Net cash provided by financing activities during the six months ended June 30, 2025 amounted to $0.8 million and relates to a net increase in net parent investment mainly due to the general and administrative expenses allocation.

Net cash contributions from the Parent to AI OKTO are accounted for through the “Net parent investment account”. Amounts due from the Parent mainly relate to funds transferred to the treasury manager of the Parent in order to facilitate the management of Company’s subsidiaries’ cash surpluses and more efficiently organize expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Parent’s cashflow. Furthermore, of approximately $18.7 million due from the Parent as of the Distribution Date, $17.9 million was received on October 8, 2026, with the remaining balance expected to be received by the end of the fourth quarter of 2026.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in the Registration Statement. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed combined carve-out financial statements, “Item 18. Financial Statements” in the Registration Statement and more precisely “Note 2. Summary of Significant Accounting Policies” of our combined carve-out financial statements included in the Registration Statement.

APPENDIX A

Non-GAAP Financial Information

Time Charter Equivalent (“TCE”) revenues. The Time Charter Equivalent (“TCE”) revenues is a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or voyage charter revenues, net of charterers’ commissions), less voyage expenses. The TCE revenues is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Management believes that the TCE revenues provides meaningful information to our investors because it compares net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the TCE revenues may not be comparable to that reported by other companies. See below for a reconciliation of TCE revenues to Total vessel revenues, the most directly comparable U.S. GAAP measure.

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a metric of the average daily net revenue performance of our vessels. The Daily TCE Rate is not a metric of financial performance under U.S. GAAP (i.e., it is a non-GAAP metric) and should not be considered as an alternative to any metric of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking, or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance. Management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the TCE revenues and Daily TCE Rate for our Fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$7,528,174	$4,205,437
Voyage expenses - including commissions from related party	(360,353)	(210,289)
TCE revenues	$7,167,821	$3,995,148
Available Days	678	362
Daily TCE Rate	$10,572	$11,036